Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

COLFAX CORPORATION

Colfax Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article 1 in its entirety and inserting the following in lieu thereof:

Article 1. NAME

The name of this corporation is Enovis Corporation.

SECOND: The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 4.1 of Article 4 in its entirety and inserting the following in lieu thereof:

“4.1. Authorized Shares

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 153,333,333 of which 133,333,333 of such shares shall be Common Stock having a par value of $.001 per share (the “Common Stock”), and 20,000,000 of such shares shall be Preferred Stock, having a par value of $.001 per share (the “Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each three shares of the Corporation’s common stock, par value $0.001 per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”). Notwithstanding the prior sentence, no fractional shares shall be issued at the Effective Time as a result of the Reverse Stock Split and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares remaining after the Reverse Stock Split and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment (without interest or deduction) from the transfer agent in an amount equal to their respective pro rata share of the total net proceeds of that sale. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified in the Reverse Stock Split, provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified in the Reverse Stock Split.”

THIRD: This Amendment shall become effective as of April 4, 2022 at 11:59 p.m. Eastern Time.

FOURTH: This Amendment was duly adopted in accordance with Section 242 of the DGCL.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Colfax Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its General Counsel and Corporate Secretary this 4th day of April, 2022.

COLFAX CORPORATION

By:	/s/ Bradley J. Tandy
Name:	Bradley J. Tandy
Title:	General Counsel and Corporate Secretary